------------------------------
                                                           OMB APPROVAL
                                                  -----------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response .......
                                                  -----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|  Check box if no longer  subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Granoff                         Gary                   C.
--------------------------------------------------------------------------------
     (Last)                           (First)             (Middle)

     747 Third Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York                        New York              10017
--------------------------------------------------------------------------------
     (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Ameritrans Capital Corporation (AMTC)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####
________________________________________________________________________________
4.   Statement for Month/Year

     5/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)
          President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     |X|  Form filed by one Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Par Value $.0001                                                                     16,900           I      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Par Value $.0001                                                                        261           I      (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Par Value $.0001         5/24/02         J             1,800         A      $6.15    211,542           D      (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Par Value $.0001        5/24/02         J              500          A      $6.15     77,584           I      (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Par Value $.0001        5/24/02         J             1,000         A      $6.15     10,000           I      (5)
------------------------------------------------------------------------------------------------------------------------------------
9 3/8% Participating
Preferred Stock                      5/24/02         J             1,800         A      $12        1,800           D      (6)
------------------------------------------------------------------------------------------------------------------------------------
9 3/8% Participating
Preferred Stock                      5/24/02         J              500          A      $12          500           I      (4)
------------------------------------------------------------------------------------------------------------------------------------
9 3/8% Participating
Preferred Stock                      5/24/02         J             1,000         A      $12        1,000           I      (5)
====================================================================================================================================

*J = On May 24, 2002, the common stock, warrants, and preferred stock comprising the units began trading separately. The units had been comprised of one share of common stock, one share of 9 3/8% participating preferred stock, and one warrant exercisable into one share of Common Stock. This transaction is being reported to indicate the split of the units into these component parts. The price of the preferred stock represents its face value, and the price of both the common stock and warrants indicate their respective market price as of 5/24/02.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Options                                                      Pre-              Common
(Right to Buy)      $9.77                                    sently   1/11/04  Stock     30,000           30,000    D
------------------------------------------------------------------------------------------------------------------------------------
                                                             Pre-              Common
Warrants            $6.70    5/24/02  J         1,800        sently   4/18/07  Stock      1,800  $1.38     1,800    D        (6)
------------------------------------------------------------------------------------------------------------------------------------
                                                             Pre-              Common
Warrants            $6.70    5/24/02  J          500         sently   4/18/07  Stock        500  $1.38       500    I        (4)
------------------------------------------------------------------------------------------------------------------------------------
                                                             Pre-              Common
Warrants            $6.70    5/24/02  J         1,000        sently   4/18/07  Stock      1,000  $1.38     1,000    I        (5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) These shares are owned by Mr. Granoff and his father, mother and brother as trustee for the Granoff Family Foundation.

(2) These shares are held by GCG Associates Inc., a corporation controlled by Mr. Granoff.

(3) Does not include 29,933 shares owned directly and indirectly by Mr. Granoff's wife as to which he disclaims beneficial ownership.

(4) These shares, preferred stock, and warrants are owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff.

(5) These shares, preferred stock, and warrants are owned by J&H Associates Ltd Pts, a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff.

(6) Does not include 1,000 shares of preferred stock and warrants owned directly by Mr. Granoff's wife as to which he disclaims beneficial ownership.

*J =  See transaction description in Table 1.

      /s/ Gary C. Granoff                                      June 10, 2002
     -------------------------------                        -------------------
          Gary C. Granoff                                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.